UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2013

On August 14, 2013, the registrant issued a press release pertaining to its results of operations for the three month period ended June 30, 2013. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

adecoagro

2Q13

2Q13
Earnings Release

Conference Call
Aug 15th, 2013
11 a.m. (US EST)
12 p.m. (Buenos Aires and São Paulo time)
5 p.m. (Luxembourg time)

Tel: (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro recorded Adjusted EBITDA of $41.4 million in 2Q13

Luxembourg, August 14, 2013 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the second quarter of 2013. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance						
$ thousands	2Q13	2Q12	Chg %	6M13	6M12	Chg %
Gross Sales	192,646	155,121	24.2%	298,359	261,445	14.1%
Adjusted EBITDA (1)						
Farming & Land Transformation	21,209	22,548	(5.9%)	39,971	35,221	13.5%
Sugar, Ethanol & Energy	25,841	13,524	91.1%	40,708	8,778	363.8%
Corporate Expenses	(5,601)	(6,320)	(11.4%)	(10,217)	(12,433)	(17.8%)
Total Adjusted EBITDA	**41,449**	**29,752**	**39.3%**	**70,462**	**31,566**	**123.2%**
Net Income	(26,857)	(14,878)	80.5%	(24,347)	(13,620)	78.8%
Farming Planted Area (Hectares)	218,510	232,547	(6.0%)	218,510	232,547	(6.0%)
Sugarcane Plantation Area (Hectares)	94,214	87,971	7.1%	94,214	87,971	7.1%

- In 2Q13, Adecoagro recorded Adjusted EBITDA(1) of $41.4 million, 39.3% higher than 2Q12. Adjusted EBITDA margin(1) was 22.0% in 2Q13 compared to 19.5% in 2Q12.
- 6M13 Adjusted EBITDA was $70.5 million, 123.2% higher than 6M12. Adjusted EBITDA margin grew to 24.2% in 6M13 from 12.3% in 6M12.
- Gross Sales in 2Q13 reached $192.6 million, while 6M13 gross sales were $298.4 million, showing a 24.2% and 14.1% increase, respectively.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 25 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

2Q13

Financial & Operational Performance

The Farming and Land Transformation businesses’ Adjusted EBITDA in 2Q13 was $21.2 million, 6.0% lower than 2Q12. Operational and financial performance during 2Q13 was negatively affected by a lack of rainfall in our production regions, which reduced our soybean and corn yields. Performance was enhanced by the sale of our coffee farms in Brazil and the sale of the Santa Regina farm in Argentina (see Strategy Execution below), which generated in aggregate Adjusted EBITDA of $6.9 million.

The 2012/13 harvest year was completed during the first six months of the year. 6M13 Adjusted EBITDA totaled $40.0 million, 13.5% higher than 6M12. Results were negatively affected by below average crop yields as a result of dry weather during the growth season, and positively affected by favorable commodity prices and farm sales. During the second half of 2013, we will be focused on crop planting activities for the 2013/14 harvest year. Earnings will be driven mainly by the biological growth of our crops as of year end and the mark-to-market of our hedge positions.

In the Sugar, Ethanol and Energy business, despite a challenging start to the harvest due to above average rains, our mills crushed 1.8 million tons of sugarcane in 2Q13, 78.1% higher than 2Q12.

Sugar, ethanol and energy production volumes grew by 60.7%, 85.5% and 71.4% respectively. As a result, Adjusted EBITDA increased by 91.1% from $13.5 million in 2Q12 to $25.8 million in 2Q13. Adjusted EBITDA margin grew from 25.0% in 2Q12 to 33.1% in 2Q13. Year-to-date, Adjusted EBITDA stands at $40.7 million, compared to $8.8 million the same period of last year.

The sugarcane harvest will reach its peak during the third quarter and continue throughout the fourth quarter. Earnings for the second half of 2013 will be mainly driven sugar content (TRS), ethanol prices and our ability to mill at full capacity.

Net income in 2Q13 totaled a loss of $26.9 million, $12.0 million greater than 2Q12. The loss for the period is primarily the result of: (i) a $27.2 million foreign exchange loss, mainly non-cash, generated by the impact of the depreciation of the Brazilian Real and the Argentine Peso on our outstanding dollar-denominated debt and the mark-to-market effect of non-deliverable forward currency hedges, and (ii) a $16.3 million non-cash loss resulting from the mark-to-market of our sugarcane and coffee biological assets.

Strategy Execution

Sugar, Ethanol & Energy Expansion

On April 25, 2013, the Ivinhema mill successfully began the 2013/14 sugarcane harvest, with 2.0 million tons of nominal sugarcane crushing capacity and the flexibility to produce both sugar and ethanol.

Adecoagro has begun the construction of the second phase of this greenfield project which will expand nominal capacity to 4.0 million tons by early 2015. Total capital expenditure including the mill facility, agricultural machinery and sugarcane plantations for the second phase is estimated at $222 million. This expansion will be fully financed by the 10-year loan granted by Banco Nacional de Desenvolvimiento Econômico e Social (BNDES), on December 27, 2012, at an average interest rate of 4.65% in Reais.

2Q13

Land Transformation – Santa Regina Farm Sale

On June 14, 2013, Adecoagro sold its remaining 49% interest in Santa Regina S.A., a company whose sole asset is the Santa Regina farm located in Buenos Aires, Argentina. The farm was sold for $13.1 million (equivalent to $7,370 per hectare), 16% above Cushman and Wakefield’s independent appraisal dated September 2012.

La Lacteo Sale

During 2Q13, Adecoagro disposed of its interest in “La Lacteo”, a milk processing facility located in Cordoba, Argentina. The transaction generated $2.9 million of Adjusted EBITDA during the quarter.

Adecoagro will continue operating and producing raw milk in its state-of-the-art free-stall dairy facilities, where vegetable protein produced on its farms is transformed into value-added animal protein.

Market Overview

An overall bearish outlook for agricultural commodity prices ruled the market during the quarter, with further downside price expected for the grains and oilseeds markets. Supply is expected to become more available in coming months as weather remains favorable in the northern hemisphere. On the demand side, consumers are expected to delay purchases to capture the inverted price curve. The transition from record tight old crop inventories to potentially the largest positive change in grain and oilseed stocks since 2009 is anticipated to result in elevated short-term volatility and multi-year low prices at harvest time.

In the sugar market, despite a third consecutive year of world surplus, any adverse climate event in the main producing regions may alleviate the downward pressure seen on prices over the last few months.

Recent Developments

On July 24 and 25, 2013, a frost hit the main sugarcane production regions throughout the states of Parana, Mato Grosso do Sul and Sao Paulo in Brazil.

Certain areas of Adecoagro’s sugarcane plantations in Mato Gross do Sul, which supply cane to the Angelica and Ivinhema cluster, have been affected by this meteorological event. The Company’s preliminary damage assessment reflects an approximate loss of between 1% and 2% of sugarcane crushing volume in the 2013/14 harvest and up to 4% loss in the 2014/15 harvest.

adecoagro

2Q13

Operating Performance

Farming Business

Farming Production Data									
Planting & Production	***Planted Area (hectares)***			***2012/2013 Harvested Area***			***Yields (Tons per hectare)***		
	2012/2013	**2011/2012**	**Chg %**	**Hectares**	**% Harvested**	**Production**	**2012/2013**	**2011/2012**	**Chg %**
Soybean	62,184	50,720	22.6%	62,168	100.0%	137,607	2.2	2.5	(10.5%)
Soybean 2nd Crop	29,563	42,069	(29.7%)	29,509	99.8%	38,012	1.3	1.5	(14.7%)
Corn [(1)]	41,205	41,193	0.0%	29,968	72.7%	169,086	5.6	5.2	9.3%
Corn 2nd Crop	4,528	6,217	(27.2%)	876	19.3%	3,350	3.8	4.0	(3.7%)
Wheat [(2)]	28,574	43,235	(33.9%)	28,574	100.0%	52,219	1.8	2.6	(30.2%)
Sunflower	12,478	9,596	30.0%	12,478	100.0%	24,047	1.9	1.9	(0.9%)
Cotton lint	3,098	6,389	(51.5%)	2,950	95.2%	2,511	0.9	1.0	(18.9%)
Total Crops	**181,629**	**199,418**	**(8.9%)**	**166,523**	**91.7%**	**426,833**	-	-	- %
Rice	35,249	31,497	11.9%	35,249	100.0%	200,367	5.7	5.4	4.6%
Total Farming	**216,878**	**232,547**	**(6.7%)**	**201,772**	**93.0%**		-	-	
Owned Croppable Area	128,591	122,998	4.5%	-	-	-	-	-	
Leased Area	54,197	61,263	(11.5%)	-	-	-	-	-	
Second Crop Area	34,091	48,286	(29.4%)	-	-	-	-	-	
Total Farming Area	**216,878**	**232,547**	**(6.7%)**	-	-	-	-	-	

	Milking Cows (Average Heads)			**Milk Production (MM liters)**			**Productivity (Liters per cow per day)**		
Dairy	**2Q13**	**2Q12**	**Chg %**	**2Q13**	**2Q12**	**Chg %**	**2Q13**	**2Q12**	**Chg %**
Milk Production	6,127	4,627	32.4%	17.5	12.1	44.6%	31.4	28.8	9.2%

	Processed Rice (thousand tons)		
Rice	**2Q13**	**2Q12**	**Chg %**
Processed Rice	64.6	70.3	(8.2%)

(1) Includes sorghum.
(2) Includes barley.

Note: Some planted areas may reflect immaterial adjustments compared to previous reports due to a more accurate area measurement, which occurred during the current period.

2012/13 Harvest Year

As of June 30, 2012, 201,772 hectares were successfully harvested. The harvest of the remaining 15,106 hectares will be concluded during 3Q13.

Wheat: The harvest was completed and reported in the 1Q13 earnings report.

Sunflower: The harvest was completed and reported in the 1Q13 earnings report.

Soybean: As of June 30, 2013, the harvest of soybean first crop was virtually completed. Average yield was 2.2 tons/ha, 10% lower than the previous harvest year, and significantly below our initial expectation and historical average. Yields were primarily affected by the drought experienced in the Humid Pampas during January and February and the north of Argentina throughout January to April. The drought affected the crop during the critical periods of its growth cycle, which led to a significant yield reduction compared to our initial estimates.

Soybean Second Crop: The harvest of soybean second crop was practically completed by the end of June 2013. As in the case of soybean first crop, yield performance was primarily affected by the drought that took place in northern Argentina. Average yields reached 1.3 tons/ha, 15% below the previous harvest year.

4

adecoagro
2Q13

Corn: As of June 30, 2013, the harvested area for corn totaled 29,968 hectares, 72.7% of the total planted area. The average yield obtained by the end of 2Q13 was 5.6 tons/ha, 9.3% higher than the previous harvest year.

Corn Second Crop: As of the end of 2Q13, the harvest was in its initial stage with only 19.3% of the area harvested. The crop also suffered from the drought in north Argentina and we expect final yields to be below the previous harvest year.

Cotton: As of the end of 2Q13, 95.2% of the planted hectares had been harvested. Approximately 50% of the cotton was planted in Western Bahia, Brazil and the remaining 50% was planted in north Argentina. As a result of this geographic diversification, average harvested yield was only mildly affected by the Argentine drought. We expect final yields to remain slightly below the previous harvest year.

Rice: The harvest of 35,249 hectares of rice was completed by the end of the 2Q13. The average yield of our rice farms was 5.7 tons/ha, 4.6% higher than the previous harvest year. As mentioned in the 1Q13 report, we expect yields to continue improving as we continue with the transformation process and zero-leveling of our rice farms.

2013/14 Harvest Year

At the end of 2Q13, Adecoagro began its planting activities for the 2013/14 harvest year. During the end of June through early July, Adecoagro planted 26,915 thousand hectares of wheat in normal conditions.

Sugar, Ethanol & Energy Business

Sugar, Ethanol & Energy - Selected Production Data

	2Q13	2Q12	Chg %	6M13	6M12	Chg %
Crushed Cane (Tons)	1,775,827	997,036	78.1%	1,841,198	997,036	84.7%
Own Cane	1,746,727	974,226	79.3%	1,812,099	974,226	86.0%
Third Party Cane	29,100	22,811	27.6%	29,100	22,811	27.6%
Sugar (Tons)	79,356	49,396	60.7%	81,367	49,396	64.7%
Ethanol (M3)	76,581	41,287	85.5%	77,982	41,287	88.9%
Hydrous Ethanol	36,004	16,291	121.0%	37,189	16,291	128.3%
Anhydrous Ethanol	40,577	24,996	62.3%	40,793	24,996	63.2%
Exported Energy (MWh)	80,087	46,728	71.4%	82,246	46,728	76.0%
Expansion & Renewal Area (Hectares)	5,353	5,235	2.3%	11,724	11,705	0.2%
Expansion	4,471	5,115	(12.6%)	8,518	10,663	(20.1%)
Renewal	882	119	638.2%	3,206	1,041	207.8%
Harvested Area (Hectares)	23,149	15,462	49.7%	23,927	15,462	54.7%
Sugarcane Plantation (Hectares)	94,214	76,517	23.1%	94,214	76,517	23.1%

Despite above average rainfall during the start of the harvest that disrupted harvest activities, our mills harvested and crushed a total of 1.8 million tons of cane during 2Q13, 78.1% higher than the same quarter of last year. This was driven by an earlier start of the harvest year, a larger sugarcane plantation and the ramp up of the first phase of the Ivinhema mill, which will contribute an additional 2.0 million tons of nominal capacity this year.

As a result of the higher milling, sugar, ethanol and energy production increased by 60.7%, 85.5% and 71.4%, respectively.

5

adecoagro
2Q13

The planting of sugarcane in connection with the expansion and renewal of our plantation has proceeded according to plan. Adecoagro has been able to grow its sugarcane plantation from 76,517 hectares as of the end of 2Q12, to a total of 94,214 hectares as of June 30, 2013, a 23.1% growth year-over-year.

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation business - Financial highlights						
$ thousands	**2Q13**	**2Q12**	**Chg %**	**6M13**	**6M12**	**Chg %**
Gross Sales						
Farming	110,041	98,385	11.8%	173,311	161,063	7.6%
Total Sales	**110,041**	**98,385**	**11.8%**	**173,311**	**161,063**	**7.6%**
Adjusted EBITDA (1)						
Farming	14,290	14,585	(2.0%)	33,052	27,258	21.3%
Land Transformation	6,919	7,963	(13.1%)	6,919	7,963	(13.1%)
Total Adjusted EBITDA(1)	**21,209**	**22,548**	**(5.9%)**	**39,971**	**35,221**	**13.5%**
Adjusted EBIT (1)						
Farming	12,175	12,702	(4.1%)	28,674	23,539	21.8%
Land Transformation	6,919	7,963	(13.1%)	6,919	7,963	(13.1%)
Total Adjusted EBIT(1)	**19,094**	**20,665**	**(7.6%)**	**35,593**	**31,502**	**13.0%**

Adjusted EBIT(1) for the Farming and Land Transformation businesses in 2Q13 was $19.1 million, 7.6% below 2Q12. This decrease is primarily explained by: (i) lower soybean yields primarily as a result of the drought that affected our farms in Argentina; (ii) lower Adjusted EBIT generated by our coffee segment; (iii) lower gains from our land transformation segment. These negative factors were partially offset by a $4.1 million increase in the Adjusted EBIT of our dairy segment.

On a cumulative basis, 6M13 Adjusted EBIT was $35.6 million, 13.0% higher than the same period of the previous year. This is primarily as a result of better yields for our corn and rice crops, which positively affected our 1Q13 results.

Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming businesses. Different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently, similar type costs may be expensed or capitalized. For example, Adecoagro's farming business in Argentina is based on a "contractor" production model, wherein Adecoagro hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. On the other hand, operating fees are expensed increasing production costs. The Adjusted EBIT performance measure controls for such differences in business models and we believe is a more appropiate metric to compare the performance of the company relative to its peers.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 25 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

6

adecoagro

2Q13

Crops

Crops - Highlights							
	metric	2Q13	2Q12	Chg %	6M13	6M12	Chg %
Gross Sales	*$ thousands*	75,194	71,719	4.8%	102,937	107,713	(4.4%)
	thousand tons	242.3	241.7	0.2%	339.8	384.4	(11.6%)
	$ per ton	310	297	4.6%	303	280	8.1%
Adjusted EBITDA	*$ thousands*	8,173	11,260	(27.4%)	22,871	23,217	(1.5%)
Adjusted EBIT	***$ thousands***	**7,619**	**10,810**	**(29.5%)**	**21,753**	**22,333**	**(2.6%)**
Planted Area	*hectares*	147,538	151,132	(2.4%)	147,538	151,132	(2.4%)

(1) Does not include second crop planted area.

Adjusted EBIT for our crops segment during 2Q13 reached $7.6 million; $3.2 million lower than in 2Q12. The lower year-over-year performance is primarily related to the drought suffered in our farms located in the Humid Pampas and north regions of Argentina, which primarily affected our soybean first and second crop yields. On a cumulative basis, Adjusted EBIT for 6M13 reached $21.8 million, 2.6% below the same period of the previous year.

Crops - Gross Sales Breakdown									
	2Q13	2Q12	Chg %	2Q13	2Q12	Chg %	2Q13	2Q12	Chg %
Crop		*thousand $*			*tons*			*$ per unit*	
Soybean	49,560	43,751	13.3%	134,516	127,205	5.7%	368	344	7.1%
Corn (1)	20,336	14,154	43.7%	95,248	70,680	34.8%	214	200	6.6%
Wheat (2)	678	8,838	(92.3%)	2,856	36,332	(92.1%)	237	243	(2.4%)
Sunflower	3,950	2,743	44.0%	9,541	6,798	40.4%	414	404	2.6%
Cotton lint	274	1,279	(78.6%)	132	730	(81.9%)	2,070	1,751	18.2%
Others	396	953	(58.4%)	-	-	- %	-	-	- %
Total	**75,194**	**71,719**	**4.8%**	**-**	**-**	**- %**	**-**	**-**	**- %**

Crops - Gross Sales Breakdown									
	6M13	6M12	Chg %	6M13	6M12	Chg %	6M13	6M12	Chg %
Crop		*thousand $*			*tons*			*$ per unit*	
Soybean	55,788	47,880	16.5%	151,310	138,564	9.2%	369	346	6.7%
Corn (1)	28,457	26,001	9.4%	132,303	127,075	4.1%	215	205	5.1%
Wheat (2)	8,834	22,861	(61.4%)	36,226	101,397	(64.3%)	244	225	8.2%
Sunflower	8,083	6,169	31.0%	19,450	15,474	25.7%	416	399	4.2%
Cotton lint	932	3,592	(74.1%)	523	1,852	(71.8%)	1,781	1,940	(8.2%)
Others	843	1,210	(30.4%)	-	-	- %	-	-	- %
Total	**102,937**	**107,713**	**(4.4%)**	**-**	**-**	**- %**	**-**	**-**	**- %**

(1) Includes sorghum

(2) Includes barley

Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

Gross sales for our crop segment during 2Q13 and 6M13 were in line with that of the previous year. On a year-to-date basis, the most significant variation was the decrease in the physical amount of tons of wheat sold, primarily as a result of the decrease in wheat production compared to the previous harvest year. The decrease in wheat sales was partially offset by higher volumes of soybean and corn sold.

7

adecoagro

2Q13

Crops - Changes in Fair Value Breakdown									
6M13	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Total
2012/13 harvest year									
Planting plan (a+b+c+d+e)	*Hectares*	62,184	29,563	41,205	4,528	28,574	12,478	3,098	181,629
Area remaining to be planted (a)	*Hectares*	-	-	-	-	-	-	-	-
Planted area in initial growing stages (b)	*Hectares*	-	-	-	-	-	-	-	-
Planted area with significant biological growth (c)	*Hectares*	16	54	11,237	3,652	-	-	148	15,106
Changes in Fair Value 2012 from planted area 2012/2013 with significant biological growth (i)	***$ thousands***	**(1)**	**(0)**	**416**	**267**	**-**	**-**	**7**	**688**
Area harvested in previous period (d)	*Hectares*	7,061	206	11,688	-	28,574	12,360	-	59,889
Area harvested in current period (e)	*Hectares*	55,107	29,303	18,280	876	-	118	2,950	106,634
Changes in Fair Value 2012 from harvested area 2012/13 (ii)	***$ thousands***	**9,941**	**1,763**	**3,553**	**32**	**46**	**1,445**	**282**	**17,064**
Total Changes in Fair Value in 6M13 (i+ii)	***$ thousands***	**9,940**	**1,763**	**3,969**	**299**	**46**	**1,445**	**290**	**17,754**

The table above shows the gains and losses from crop production generated in 6M13. Biological growth of the 2012/13 summer crops that had not been harvested as of June 30, 2013, generated initial recognition and changes in fair value of biological assets ("Changes in Fair Value") of $0.7 million. Crops harvested during 6M13 generated Changes in Fair Value of agricultural produce of $17.1 million. As a result, Total Changes in Fair Value for the 6M13 period reached $17.8 million, of which $12.1 million had been recognized in 1Q13 and $5.7 million was recognized in 2Q13.

Rice

Rice - Highlights							
	metric	2Q13	2Q12	Chg %	6M13	6M12	Chg %
Gross Sales	*$ thousands*	25,877	20,264	27.7%	53,410	40,521	31.8%
	thousand tons (1)	52.0	48.5	7.3%	107.4	100.8	6.5%
	$ per ton	497	418	19.0%	497	402	23.7%
Adjusted EBITDA	*$ thousands*	28	(2,022)	- %	4,595	(1,187)	- %
Adjusted EBIT	***$ thousands***	**(1,212)**	**(3,042)**	(60.2%)	**2,061**	**(3,182)**	**- %**
Area under production	*hectares*	35,249	31,497	11.9%	35,249	31,497	11.9%
Rice Mills							
Sales of Processed Rice	*thousand tons* (1)	52.0	48.5	7.3%	107.4	100.8	6.5%
Ending stock	*thousand tons* (1)	135.1	160.2	(15.6%)	135.1	160.2	(15.6%)

(1) Of rough rice equivalent.

Due to the seasonality and growth cycle of the rice crop, most of the margin generated in 2012/13 harvest was recognized throughout the fourth quarter of 2012 and the first quarter of 2013 and only a nominal portion of the crop margin was recognized in 2Q13.

Sales for the six months ended on June 30, 2013, rose 31.8% to $53.4 million from $40.5 million in 6M12. This growth was driven by an 11.9% increase in planted area and a 4.6% increase in rice yields, which resulted in a 17.1% increase in total rough rice output. In addition, white rice selling prices increased by 23.7%. As a result of the above, Adjusted EBIT for 6M13 was $2.1 million, $5.2 million higher than in 6M12.

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Rice - Changes in Fair Value Breakdown		
6M13	**metric**	**Rice**
2012/13 harvest year		
Planting plan (a+b+c+d+e)	*Hectares*	35,249
Area remaining to be planted (a)	*Hectares*	-
Planted area in initial growing stages (b)	*Hectares*	-
Planted area with significant biological growth (c)	*Hectares*	-
Changes in Fair Value 6M13 from planted area 2012/2013 with significant biological growth (i)	***$ thousands***	-
Area harvested in previous period (d)	*Hectares*	29,689
Area harvested in current period (e)	*Hectares*	5,561
Changes in Fair Value 6M13 from harvested area 2012/13 (ii)	***$ thousands***	**5,473**

During 2Q13, we harvested 5,561 hectares, completing the total planted area of 35,249. Changes in Fair Value during 6M13 totaled $5.5 million, compared to $1.4 million in 6M12. As explained above, higher yields and an increase in planted area enhanced the performance of the segment. As we continue the transformation and zero-leveling of our rice farms, we expect yields and margins to significantly improve each year.

Dairy

Dairy - Highlights							
	metric	**2Q13**	**2Q12**	**Chg %**	**6M13**	**6M12**	**Chg %**
Gross Sales	*$ thousands*	7,860	4,604	70.7%	14,244	9,319	52.8%
	million liters	17.5	12.1	44.6%	33.1	24.9	32.9%
	$ per liter	0.45	0.38	18.0%	0.431	0.37	15.0%
Adjusted EBITDA	*$ thousands*	4,197	(696)	- %	4,427	(484)	- %
Adjusted EBIT	***$ thousands***	**3,936**	**(912)**	**- %**	**3,892**	**(912)**	**- %**
Milking Cows	*Average Heads*	6,127	4,627	32.4%	5,917	4,659	27.0%

Milk production reached 17.5 million liters in 2Q13 and 33.1 million liters in 6M13, 44.6% and 32.9% higher, respectively, than in the same periods of the previous year. This production growth is the result of an increase in our milking cow herd, coupled with improved cow productivity. Average productivity during 2Q13 was 31.4 liters per cow per day, compared to 28.8 liters in 2Q12. As we anticipated in our previous earnings reports, as cows adapt to the new free-stall dairy, we expect that cow productivity will continue to increase gradually to 35 liters per cow per day.

During 2Q13 we disposed of our interest in "La Lacteo", a milk processing facility, generating $2.9 million of Adjusted EBIT.

As a result of the above, coupled with a 18.0% increase in the average sale price of milk, Adjusted EBIT for 2Q13 was $3.9 million, $4.8 million higher than in 2Q12.

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Cattle

Cattle - Highlights	metric	2Q13	2Q12	Chg %	6M13	6M12	Chg %
Gross Sales	$ thousands	1,110	1,432	(22.5%)	2,281	2,683	(15.0%)
Adjusted EBITDA	$ thousands	1,021	1,159	(11.9%)	1,862	2,235	(16.7%)
Adjusted EBIT	**$ thousands**	**998**	**1,112**	**(10.3%)**	**1,814**	**2,129**	**(14.8%)**
Area under production	hectares	69,021	77,654	(11.1%)	69,137	77,654	(11.0%)

Our cattle business consists mainly of leasing land which is not suitable for crop production to a third party for cattle grazing activities. The payments received under this 10-year lease agreement are fixed in kilograms of beef per hectare and tied to the market price of beef. Leased area has decreased 11.1% as a result of our land transformation activities and farm sales. As a result, Adjusted EBIT for 2Q13 was 10.3% lower than in 2Q12.

Land transformation business

Land transformation - Highlights	metric	2Q13	2Q12	Chg %	6M13	6M12	Chg %
Adjusted EBITDA	$ thousands	6,919	7,963	(13.1%)	6,919	7,963	(13.1%)
Adjusted EBIT	**$ thousands**	**6,919**	**7,963**	**(13.1%)**	**6,919**	**7,963**	**(13.1%)**
Land sold	Hectares	5,607	7,630	(26.5%)	5,607	7,630	(26.5%)

Adjusted EBIT for our Land Transformation business during 2Q13 totaled $6.9 million as a result of the sale of the Lagoa de Oeste and Mimoso coffee farms and the sale of the remaining 49% interest in the Santa Regina farm.

Santa Regina Farm Sale

On December 27, 2012, Adecoagro had sold 51% of the outstanding shares of Santa Regina S.A. for a total consideration of $13.0 million (equivalent to $7,058 per hectare). The buyer of the 51% interest of the farm decided to exercise the purchase option to acquire the remaining 49% for $13.1 million (equivalent to $7,370 per hectare), 16% above Cushman and Wakefield's independent appraisal dated September 2012.

According to IFRS accounting rules, Adecoagro had already recognized a $10.5 million non-cash gain in 4Q12 corresponding to the fair valuation of the remaining 49% interest in Santa Regina S.A. (by adjusting its book value to $7,058 per hectare). With the exercise of the purchase option, Adecoagro was able to realize the $10.4 million gain recognized in 4Q12 and generate an additional $1.2 million of Adjusted EBITDA as a result of the difference between the book value ($7,058 per hectare) and the selling price ($7,370 per hectare) corresponding to the 49% remaining interest in Santa Regina S.A.

Coffee Farm Sale

On May 2, 2013, Adecoagro entered into an agreement to sell the Lagoa do Oeste and Mimoso farms located in Luis Eduardo Magalhaes, Bahia, Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, Adecoagro entered into an agreement whereby the buyer will operate and manage 728 hectares of existing coffee trees in Adecoagro's Rio de Janeiro farm

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during an 8-year period. Adecoagro will receive a total of $20.8 million in cash proceeds for the farm sales and $3.8 million for the Rio de Janeiro farm agreement. The sale price represents a 7% premium to the aggregate value of the Cushman & Wakefield farm appraisal dated September 2012 and the fair value of the coffee plantation. In aggregate, these transactions generated a $7.2 million gain in 2Q13.

During the last seven years, Adecoagro has been able to generate gains of approximately $139 million by strategically selling at least one of its fully mature farms per year. Monetizing a portion of its land transformation gains each year allows Adecoagro to redeploy its capital efficiently and continue expanding its operations by acquiring land with high transformation potential. The proceeds generated by the sale of Santa Regina, Lagoa de Oeste and Mimoso have been allocated to be reinvested in projects with higher expected risk-adjusted returns, which should allow the company to continue growing and enhancing shareholder value.

Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights						
$ thousands	2Q13	2Q12	Chg %	6M13	6M12	Chg %
Net Sales	78,059	54,181	44.1%	117,730	94,823	24.2%
Gross Profit Manufacturing Activities	34,398	11,456	200.3%	51,007	20,136	153.3%
Total Adjusted EBITDA	**25,841**	**13,524**	**91.1%**	**40,708**	**8,778**	**363.7%**
Adjusted EBITDA Margin Total	33.1%	25.0%	32.6%	34.6%	9.3%	273.5%

Adecoagro's Sugar, Ethanol and Energy mills began the 2013 sugarcane harvest and milling operations during the beginning of 2Q13, with the exception of Angelica, which began crushing in late March. Operational and financial performance during the quarter was considerably better than in the previous harvest year, as a result of: (i) the expansion of our sugarcane plantation; (ii) the ramp-up of the Ivinhema mill, which has 2.0 million tons of nominal crushing capacity; (iii) improved weather compared to 2Q12. As a result, our mills crushed 1.8 million tons of sugarcane in 2Q13, 78.1% higher than the same quarter of the previous year. Consequently, Adjusted EBITDA for the 2Q13 quarter was $25.8 million, $12.3 million or 91.1% higher than for 2Q12. Adjusted EBITDA margins have also increased from 25.0% in 2Q12 to 33.1% in 2Q13 as a result of the dilution of fixed costs. Despite the year-over-year improvement, sugarcane crushed was slightly lower than expected, primarily as a result of above average rainfall during June 2013. Accordingly, Adecoagro expects operational and financial performance to continue improving as the harvest advances throughout the third and fourth quarter of 2013.

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Sugar, Ethanol & Energy - Net Sales Breakdown									
	$ thousands			Units			($/ unit)		
	2Q13	2Q12	Chg %	2Q13	2Q12	Chg %	2Q13	2Q12	Chg %
Sugar (tons)	34,386	23,840	44.2%	77,126	47,163	63.5%	446	505	(11.8%)
Ethanol (cubic meters)	36,249	24,806	46.1%	59,562	37,684	58.1%	609	658	(7.5%)
Energy (Mwh)	7,424	5,535	34.1%	83,824	74,498	12.5%	89	74	19.2%
TOTAL	**78,059**	**54,181**	**44.1%**	-	-	-	-	-	-
	$ thousands			Units			($/ unit)		
	6M13	6M12	Chg %	6M13	6M12	Chg %	6M13	6M12	Chg %
Sugar (tons)	44,309	35,282	25.6%	100,422	64,670	55.3%	441	546	(19.1%)
Ethanol (cubic meters)	65,722	52,802	24.5%	106,392	78,579	35.4%	618	672	(8.1%)
Energy (Mwh)	7,698	6,739	14.2%	85,952	116,600	(26.3%)	90	58	55.0%
TOTAL	**117,730**	**94,823**	**24.2%**	-	-	-	-	-	-

1) Net Sales are calculated as Gross Sales net of ICMS, PIS, CONFINS, INSS and IPI taxes.

In 2Q13, total net sales for the business were 44.1% above that of 2Q12, driven mainly by sales volumes. Sugar, ethanol and energy volumes sold were 63.5%, 58.1% and 12.5% higher than that of 2Q12, respectively. The increase in sales volumes was partially offset by lower average selling prices for sugar and ethanol in dollar terms. As a result of the depreciation of the Brazilian Real, sugar prices in local currency remained at similar levels. Since most of the costs of production are Real denominated, margins are expected to remain relatively stable compared to last year.

Sugar, Ethanol & Energy - Industrial indicators							
	metric	2Q13	2Q12	Chg %	6M13	6M12	Chg %
Crushed Cane	thousand tons	1,776	997	78.1%	1,841	997	84.7%
Owned sugarcane	%	98.4%	97.7%	0.7%	98.4%	97.7%	0.7%
Sugar mix in production[(1)]	%	38.7%	42.1%	(8.0%)	38.9%	42.1%	(7.6%)
Ethanol mix in production[(1)]	%	61.3%	57.9%	5.8%	61.1%	57.9%	5.5%
Exported energy per ton crushed	KWh/ton	45	47	(3.8%)	45	47	(4.7%)

(1) The criteria used to determine production mix has changed from total reduced sugar to total recoverable sugar

A total of 1.8 million tons of sugarcane were milled since the beginning of the harvest year, 84.7% above 6M12.

Owned sugarcane supply accounted for 98.4% of total cane milled during 2Q13. In terms of production mix, 61.3% of the sugar content (TRS) was shifted towards ethanol production and 38.7% towards sugar. The mix favored ethanol, given the more attractive margins compared to sugar during the quarter. In addition, as a result of our ethanol production flexibility at the Angelica mill, we focused on producing anhydrous ethanol, which offered better margins than hydrous ethanol during the quarter. On the energy front, cogeneration measured by kilowatt hours (Kwh) per ton remained in line with last year. On an absolute basis, as a result of the higher amount of sugarcane crushed, exported energy increased 76.0% from 6M12 to 6M13.

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Sugar, Ethanol & Energy - Changes in Fair Value						
	2Q13			2Q12		
Biological Asset						
	$	Hectares	$/hectare	$	Hectares	$/hectare
(+) Sugarcane plantations at end of period	208,151	94,214	2,209	187,011	76,517	2,444
(-) Sugarcane plantations at begining of period	(223,784)	87,971	2,544	(204,519)	71,005	2,880
(-) Planting Investments	(23,372)	5,353	4,366	(14,561)	5,235	2,782
(-) Exchange difference	20,686	-	-	23,448	-	-
Changes in Fair Value of Biological Assets	**(18,319)**	-	-	**(8,621)**	-	-
Agricultural produce						
	$	Tons	$/ton	$	Tons	$/ton
(+) Harvested own sugarcane transferred to mill	47,731	1,746,727	27	31,757	974,226	33
(-) Costs incurred in maintenance	(10,602)	-	-	(6,459)	-	-
(-) Leasing Costs	(11,094)	-	-	(8,819)	-	-
(-) Harvest Costs	(36,928)	-	-	(24,833)	-	-
Changes in Fair Value of Agricultural Produce	**(10,891)**	-	-	**(8,357)**	-	-
Total Changes in Fair Value	**(29,210)**	-	-	**(16,978)**	-	-

In 2Q13, Total Changes in Fair Value of the Sugar, Ethanol and Energy business reached negative $29.2 million, primarily as a result of a decrease in the fair value of our sugarcane plantations, from an average of $2,544 per hectare at the beginning of the period to $2,209 per hectare at the end of the period, generating unrealized Changes in Fair Value of Biological Assets of negative $18.3 million. The decrease in the value of a hectare of sugarcane is explained by: (i) the loss in value of the sugarcane plantation as a result of the harvest; (ii) lower sugar prices included in the DCF model used to estimate the fair value of our sugarcane plantation; and (iii) the depreciation of the Brazilian Real.

Due to below-optimum utilization of our agricultural fixed cost structure at the start of the harvest and the lower price of sugarcane year-over-year, Changes in Fair Value of Agricultural Produce generated a loss of $10.9 million in 2Q13, compared to a $8.4 million loss in 2Q12. Given the high operational leverage of this business, as the pace of harvest speeds up during the third quarter, changes in fair value of agricultural produce should turn positive.

Agricultural Produce - Productive Indicators	metric	2Q13	2Q12	Chg %	6M13	6M12	Chg %
Harvested own sugarcane	tons	1,746,727	974,226	86.0%	1,812,099	974,226	86.0%
Harvested area	Hectares	23,149	12,816	86.7%	23,927	12,816	86.7%
Yield	tons/hectare	75.5	76.0	(0.4%)	75.7	76.0	(0.4%)
TRS content	kg/ton	119.7	122.6	(2.4%)	119.3	122.6	(2.7%)
Mechanized harvest	%	92.7%	90.1%	2.9%	93.0%	90.1%	3.2%

The table above shows productive indicators related to our owned sugarcane production ("Agricultural Produce") which is planted, harvested, and then transferred to our mills for processing. Sugarcane yields were 75.5 tons per hectare, in line with average yields in 2Q12. Dryer than normal weather conditions during January through mid February of 2013 were detrimental for sugarcane growth and negatively affected our yields. As our plantations become more mature, we expect yields to continue improving. Sugar content (TRS) reached 119.7 kg/ton, slightly lower than 2Q12, primarily as a result of abundant rainfalls during the month of June. Harvested sugarcane and harvested area in 2Q13 were 86.0% and 54.5% higher than the same period of last year, mainly due to the Angelica mill operating at full capacity, and the

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Ivinhema mill, which started operating at 2.0 million tons of nominal capacity in 2Q13. The percentage of mechanized harvest has increased to 92.7%, increasing the efficiency of our harvesting operations.

Commodity Hedging

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative markets to mitigate swings in prices by locking in margins and stabilizing profits and cash flow.

The table below shows the average selling prices for Adecoagro's physical sales (i.e., volumes and average prices including both sales invoiced/delivered and fixed-price forward and futures contracts).

Total Volume and Average Prices				
Farming	**Country**	**Volume (thousand tons)**	**Local Sale price FAS $/ton**	**Local Sale price FOB cts/bushel (1)**
2012/13 Harvest Year				
	Argentina	124.0	326	1,411
Soybean	Uruguay	18.9	501	1,412
	Brazil	21.5	444	1,452
Corn	Argentina	210.5	180	593
	Uruguay	6.5	203	560
	Brazil	0.6	177	677
Wheat	Argentina	46.5	167	612
	Uruguay	4.9	244	713
Cotton	Brazil	1.5	1,870	93
	Argentina	0.1	2,077	94
2013/14 Harvest Year				
Soybean	Argentina	60.7	301	1,316
	Brazil	3.0	380	1,293
Corn	Argentina	115.9	209	693
Wheat	Argentina	6.1	212	781
Cotton	Brazil	1.0	1,671	84
Sugar, Ethanol & Energy	**Country**	**Volume (thousands)**	**Local Sale price FCA $/unit**	**Local Sale price FOB cts/lb (1)**
2013/14 Harvest Year				
VHP Sugar (tons)	Brazil	234.9	462	20.7
Ethanol (m3)	Brazil	64.1	653	-
Energy (MWh)(2)	Brazil	314.0	82	-
2014/15 Harvest Year				
VHP Sugar (tons)	Brazil	61.0	383	17.2

1) Equivalent FOB price - includes freight, export taxes and fobbing costs (elevation, surveyor, quality certifications and customs costs).
Cotton prices are expresed in cents per pound (cts/lb).
In order to compare with CBOT or ICE prices, the respective basis (premium or discount) should be considered.

The table below summarizes the results generated by Adecoagro's derivative positions in 2Q13 and in previous periods. Realized gains and losses correspond to results generated by derivative contracts that were closed. Unrealized gains and losses correspond to results generated by derivative positions that were still open at the end of the period, and therefore, may generate additional gains and losses in future periods.

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Gain/Loss from derivative instruments						
Farming	**Open hedge positions [1]**	**6M13 Gains/(Losses) (thousands $)**			**Gains/(Losses) Booked in 2012 (thousands $)**	**Harvest Year Gains/Losses (thousands $)**
	(thousand tons)	**Unrealized**	**Realized**	**Total 6M13**		
2012/13 Harvest Year						
Soybean	8.1	(3)	143	140	(1,540)	(1,401)
Corn	-	-	273	273	(4,182)	(3,910)
Wheat	3.0	(686)	(356)	(1,042)	(1,376)	(2,418)
Cotton	-	-	(99)	(99)	-	(99)
Coffee	-	-	192	192	-	192
2012/13 Total	-	**(688)**	**152**	**(536)**	**(7,099)**	**(7,635)**
2013/14 Harvest Year						
Soybean	55.7	533	(58)	476	-	476
Corn	115.9	3,248	539	3,787	1,082	4,869
Wheat	6.1	95	-	95	-	95
2013/14 Total	-	**3,877**	**481**	**4,358**	**1,082**	**5,440**
Subtotal Farming	-	**3,189**	**634**	**3,822**	**(6,017)**	**(2,195)**
Sugar, Ethanol & Energy	**Open hedge positions [1]**	**6M13 Gains/(Losses) (thousands $)**			**Gains/(Losses) Booked in 2012 (thousands $)**	**Harvest Year Gains/Losses (thousands $)**
	(thousand tons)	**Unrealized**	**Realized**	**Total 6M13**		
2013/14 Harvest Year						
Sugar	46.0	3,361	4,687	8,048	6,837	14,885
Ethanol	1.0	3	171	175	(40)	134
2013/14 Total	-	**3,365**	**4,858**	**8,223**	**6,796**	**6,796**
2014/15 Harvest Year						
Sugar	61.0	(413)	9	(404)	-	(404)
2014/15 Total	-	**(413)**	**9**	**(404)**	-	**(404)**
Subtotal Sugar, Ethanol and Energy	-	**2,952**	**4,867**	**7,819**	**6,796**	**14,615**
Total	-	**6,140**	**5,500**	**11,641**	**780**	**12,420**

Note: soybean, corn and wheat futures are traded on the Chicago Board of Trade (CBOT) and on the "Mercado a Término de Buenos Aires" (MATBA).
Sugar, coffee and cotton futures contracts are traded on the Intercontinental Exchange (ICE).
1) Tons hedged by options contacts are determined by the ratio that compares the change in the price of the underlying asset to the corresponding change in the price of the derivate (delta).

Corporate Expenses

Corporate Expenses						
$ thousands	**2Q13**	**2Q12**	**Chg %**	**6M13**	**6M12**	**Chg %**
Corporate Expenses	(5,601)	(6,320)	(11.4%)	(10,217)	(12,433)	(17.8%)

Adecoagro's Corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, and certain professional fees, travel expenses, and office lease expenses, among others.

Due to the seasonal nature of these expenses and non-recurring items that may be incurred in one specific quarter, we focus our analysis on the yearly or accumulated variations. Year-to-date corporate expenses for the first half of 2013 were 17.8% lower than in 6M12. This difference is primarily explained by the reduction in total variable compensation.

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Other Operating Income

Other Operating Income	2Q13	2Q12	Chg %	6M13	6M12	Chg %
Gain/(Loss) from commodity derivative financial instruments	(806)	7,457	- %	11,641	1,262	822.4%
Loss from forward contracts	194	(160)	- %	(34)	(1,731)	(98.0%)
Gain from disposal of subsidiary	779	7,963	(90.2%)	779	7,963	(90.2%)
Gain from disposal of farmland and other assets	5,082	-	- %	5,082	-	- %
Gain/(Loss) from disposal of other property items	127	(946)	- %	495	(385)	- %
Gain from disposal of financial assets	1,188	-	- %	1,188	-	- %
Others	373	1,742	(78.6%)	903	1,252	(27.8%)
Total	**6,937**	**16,056**	**(56.8%)**	**20,054**	**8,361**	**139.9%**

Other Operating Income in 2Q13 was $6.9 million, compared to $16.1 million in 2Q12. Results in 2Q13 were positively affected by the sale of the 49% remaining interest of the Santa Regina farm and the sale of the Lagoa do Oeste and Mimoso coffee farms. The positive results were offset by a $0.8 million unrealized loss resulting from the mark-to-market of derivative financial instruments used to hedge our production.

Other Operating Income in 2Q12 had been positively affected by the sale of the San Jose farm and an $8.3 million gain from the mark-to-market of sugar futures and options contracts.

On an accumulated basis, Other Operating Income for 6M13 totaled $20.1 million, 139.9% higher than that of 6M12. The increase is primarily related to the items identified above and an $11.6 million gain from the mark-to-market of sugar and corn hedge position which was recorded in 1Q13.

Financial Results

Financial Results	2Q13	2Q12	Chg %	6M13	6M12	Chg %
Interest Income/(Expense), net	(13,192)	(4,127)	219.6%	(20,007)	(5,635)	255.0%
FX Gains/(Losses)	(12,480)	(11,518)	8.4%	(16,713)	(13,271)	25.9%
Gain/(Loss) from derivative financial Instruments	(14,754)	(9,866)	49.5%	(12,769)	(9,213)	38.6%
Taxes	(1,328)	(1,856)	(28.4%)	(1,978)	(2,470)	(19.9%)
Other Income/(Expenses)	(575)	(44)	1,206.8%	(1,400)	(1,041)	34.5%
Total Financial Results	**(42,329)**	**(27,411)**	**54.4%**	**(52,867)**	**(31,630)**	**67.1%**

Our net financial results in 2Q13 show a loss of $42.3 million, compared to a loss of $27.4 million in 2Q12. This loss is primarily explained by:

(i) a $14.8 million loss resulting primarily from the mark-to-market of our currency derivatives used to hedge the future US dollar inflows generated by our forward sugar sales. As of June 30, 2013 we held non-deliverable forwards for $137.5 million maturing during the second half of 2013 at an average exchange rate of 2.13 BRL/USD and $7.5 million maturing in 2014 at an average exchange rate of 2.27 BRL/USD.

(ii) a $12.5 million mostly non-cash loss due to the depreciation of the Brazilian Real and the Argentine Peso, which negatively affected the dollar-denominated portion of our outstanding debt in our Brazilian

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and Argentine subsidiaries. During 2Q13, the Brazilian Real and the Argentine Peso depreciated by 9.1% and 4.9%, respectively.

Indebtedness

Net Debt Breakdown			
$ thousands	**2Q13**	**1Q13**	**Chg %**
Farming	**164,269**	**172,196**	**(4.6%)**
Short term Debt	87,450	85,465	2.3%
Long term Debt	76,819	86,731	(11.4%)
Sugar, Ethanol & Energy	**441,501**	**420,964**	**4.9%**
Short term Debt	113,119	115,831	(2.3%)
Long term Debt	328,382	305,133	7.6%
Total Short term Debt	200,569	201,296	**(0.4%)**
Total Long term Debt	405,201	391,864	**3.4%**
Gross Debt	**605,770**	**593,160**	**2.1%**
Cash & Equivalents	204,020	210,437	(3.0%)
Net Debt	**401,750**	**382,723**	**5.0%**

Adecoagro's gross indebtedness at the end of 2Q13 was $605.8 million, 2.1% higher than the previous quarter.

Debt corresponding to the Farming business totaled $164.3 million, slightly below the previous quarter.The long term debt of the Sugar, Ethanol and Energy business increased by $23.2 million during 2Q13, primarily to finance the construction of the second phase of the Ivinhema mill. Short term debt remained essentially unchanged.

Cash and equivalents as of June 30, 2013 was $204.0 million, 3.0% lower than as of March 31, 2013.

As a result of the increase in outstanding debt and the reduction in cash, net debt during 2Q13 increased by 5.0% compared to 1Q13 reaching a total amount of $401.8 million.


Debt Currency Breakdown
Argentine Peso 7%
US Dollar 31%
Brazilian Reals 62%


Short and Long term Debt
Short Term 33%
Long Term 67%

17

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2Q13

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	2Q13	2Q12	Chg %	6M13	6M12	Chg %
Farming & Land Transformation	**2,050**	**6,971**	**(70.6%)**	**4,370**	**16,355**	**(73.3%)**
Land Acquisitions	-	-	- %	-	-	- %
Land Transformation	525	2,596	(79.8%)	965	4,633	(79.2%)
Rice Mill Construction	157	2,557	(93.9%)	564	4,516	(87.5%)
Dairy Free Stall Unit	929	3,029	(69.3%)	2,133	5,179	(58.8%)
Others	439	1,016	(56.8%)	708	2,028	(65.1%)
Sugar, Ethanol & Energy	**46,473**	**55,720**	**(16.6%)**	**132,310**	**154,549**	**(14.4%)**
Sugar & Ethanol Mills	23,101	41,159	(43.9%)	84,316	113,286	(25.6%)
Sugarcane Planting	23,372	14,561	60.5%	47,994	41,263	16.3%
Total	**48,523**	**62,691**	**(22.6%)**	**136,680**	**170,904**	**(20.0%)**

Adecoagro's capital expenditures during 2Q13 totaled $48.5 million, $14.2 million lower than 2Q12. The majority of our capital expenditures was for the construction of the Ivinhema mill and the expansion of our sugarcane plantation in Mato Grosso do Sul. We expect to continue deploying capital in the Ivinhema mill and plantations throughout 2013 and 2014 in order to complete the construction of the second phase of the greenfield project, expanding Ivinhema to 4.0 million tons of nominal crushing capacity by the end of 2014. The third and final phase will be completed by 2017, when Ivinhema is expected to reach a nominal crushing capacity of 6.3 million tons per year.

Regarding Farming and Land Transformation, capital expenditures during 2Q13 reached $2.1 million. Capital expenditures were mostly related to (i) the acquisition of heifers to populate the second free stall dairy, and (ii) land transformation. No farm acquisitions were completed during the period.

Inventories

End of Period Inventories						
Product	***Metric***	**2Q13**	**thousands $**	**2Q12**	**thousands $**	**Chg %**
Soybean	*tons*	42,415	12,929	57,135	21,101	(25.8%)
Corn [(1)]	*tons*	75,809	14,362	40,219	6,315	88.5%
Wheat [(2)]	*tons*	12,410	4,242	17,603	3,289	(29.5%)
Sunflower	*tons*	96	40	1,480	546	(93.5%)
Cotton lint	*tons*	1,049	1,913	4,194	4,116	(75.0%)
Rough Rice	*tons*	135,116	32,409	160,152	35,111	(15.6%)
Sugar	*tons*	10,912	2,972	5,992	1,326	82.1%
Ethanol	*m3*	23,884	12,620	11,157	6,346	114.1%

(1) Includes sorghum.

(2) Includes barley.

Variations in inventory levels between 2Q13 and 2Q12 are attributable to (i) changes in production volumes resulting from changes in planted area, production mix between different crops and yields obtained, (ii)

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different percentage of area harvested during the period, and (iii) changes in commercial strategy or selling pace for each product.

Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in our other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

2Q13

Appendix

Market Outlook

Soft Commodity Prices

(31-03-2013=100)

120

110 100 90 80

Sugar Corn Soybean Wheat Cotton Coffee Source: Thomson Reuthers

Corn:

The closing price of corn nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 6.60 in 2Q13, 7% higher than 2Q12, when the closing price averaged US$/bu 6.18. In addition, the 1Q13 prices averaged USD/bu 7.16, 8% higher than 2Q13. Finally, during 6M13 prices averaged US$/bu 6.88, 9% higher than in 6M12, when the closing price averaged US$/bu 6.29. For the new crop, the closing price of corn December futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 5.42 in 2Q13, 12% lower than 2Q12, when the closing price averaged US$/bu 6.09.

Despite the 10% expected increase in production of Argentina and Brazil in the 2012/13 crop year, we expect total world production to decrease 3% from the prior year to 855 MMT, mainly as a result of the 14% decrease in production in the United States, which represents 32% of the world production. In South America, the Brazilian safrinha (corn second crop) production was 44 MMT, reaching a total corn production of 78.5 MMT. Argentinean production is estimated at 25 MMT, with the harvest almost completed.

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USDA's quarterly stocks and plantings report published on June 28th showed a tightening old crop balance sheet and far greater than expected plantings. Old crop ending stocks at 2.76 billion bushels were 20% lower than previous quarterly report and down 12% from June 2012, the lowest in 16 years. Of the total stocks, 1.26 billion bushels are stored on farms, down 15 percent from a year earlier. Off-farm stocks, at 1.50 billion bushels, are down 10 percent from a year ago. The March-May 2013 stock use was 2.64 billion bushels, compared with 2.88 billion bushels during the same period last year. Planted area for all purposes in 2013 was estimated at 97.4 million acres, up slightly from last year. With a yield estimated at 156.5 bushels per acre, stock to use ratio will be 15.4%, compared to 6.5% for the 2012/2013 season. If realized, this will represent the highest planted acreage in the United States since 1936 when an estimated 102 million acres were planted. Weather development during July and August will define the price direction.

Soybean:

The closing price of soybean nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 14.68 in 2Q13, 3% higher than 2Q12, when the closing price averaged US$/bu 12.26. In addition, the 1Q13 prices averaged USD/bu 14.50, 1% lower than the current quarter. Finally, during 6M13 prices averaged US$/bu 14.59, 8% higher than 6M12, when the closing price averaged US$/bu 13.50. For the new crop, the closing price of soybeans November futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 12.49 in 2Q13, 7% lower than 2Q12, when the closing price averaged US$/bu 13.42.

Despite the 24% expected increase in production of South America in the 2012/13 crop year, total world production increased only 11% from the prior year to 268 MMT, mainly as a result of the 3% decrease in production in the United States, which represents 30% of the world production. In South America, Brazilian production stands at 82 MMT; harvest in Argentina is done with a production of 48.5 MMT, based on the "Bolsa de Cereales" data.

USDA's quarterly stocks report on June 28, 2013, indicated stocks stood at 435 million bushels as of June 1, 2013, 35% below that of June 1, 2012, and the lowest level in 9 years. On-farm stocks totaled 171 million bushels, down 4% from a year ago. Off-farm stocks, at 263 million bushels, are down 46% from a year ago. Stocks use for the March-May 2013 quarter totaled 564 million bushels, down 20% from the same period a year earlier. Considering strong internal demand we would also expect the USDA to continue to reduce exports and increase crush expectations.

US planted area for 2013 was estimated at a record high 77.7 million acres, up 1% from last year, but lower than expected plantings. Area for harvest, at 76.9 million acres, is up 1% from 2012 and will be a record high, if realized. Record high planted acreage is estimated in New York, Pennsylvania, and South Dakota.

Wheat:

The closing price of wheat nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 6.95 in 2Q13, 8% higher than 2Q12, when the closing price averaged US$/bu 5.41. In addition, the 1Q13 prices averaged USD/bu 7.39, 6% higher than current Q. Finally, during 6M13 prices averaged US$/bu 7.16, 11% higher than 6M12, when the closing price averaged US$/bu 6.42.

21

Global wheat supplies were lowered by 3.2 MMT to 697.8 MMT since the initial estimate in May reflecting lower production for Ukraine, Russia and EU-27 due to dry weather in key growing areas. Final stocks were reduced by 14 MMT to 172.4 MMT due to lower initial stocks and higher demand from China.

Demand for wheat in the US animal feeding sector has been strong in recent months, especially as the 2013/2014 US wheat harvest has gotten underway, supported by the tightness in the 2012/2013 US corn balance. Ending stocks at 15.68 MMT are expected to be the lowest since 2007/2008.

USDA’s quarterly report published stocks on June 28, 2013 showed stocks slightly below expectations. Old crop wheat stored in all positions on June 1, 2013 totaled 718 million bushels, down 3% from a year ago. On-farm stocks are estimated at 120 million bushels, up 7% from last year. Off-farm stocks, at 598 million bushels, are down 5% from a year ago. The March-May 2013 stock use was 516 million bushels, up 13% from the same period a year earlier.

Argentina planted area is expected to increase up to 3.9 MM hectares, 8.3% higher year-over-year, suggesting an estimated production of 11-12 MMT. Brazil is expecting to plant 2 million hectares or 6% higher year-over-year. Despite the planted area increase Brazil is expected to import 6.8 MMT. Argentina and Uruguay could supply 5.5 MMT, with Brazil needing to import at least 1 MMT from outside the Mercosur region, supporting regional prices.

Cotton:

The closing price of cotton nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/lb 0.85 in 2Q13, 5% higher than 2Q12, when the closing price averaged US$/lb 0.81. In addition, the 1Q13 prices averaged USD/lb 0.83, 3% lower than current Q. Finally, during 6M13 prices averaged US$/lb 0.84, 4% lower than 6M12, when the closing price averaged US$/lb 0.87.

USDA’s quarterlystocks and plantings report published on June 28th, 2013 showed cotton planted area for 2013 estimated at 10.3 million acres, 17% below last year. Upland area is estimated at 10.0 million acres, down 17% from 2012. American Pima area is estimated at 226,000 acres, down 5% from 2012.

The dry weather forecast could continue damaging crops in the US. Hot temperatures and the Texas crop remains in bad condition, reflected in the 38% of the crop that was rated fair or poor up to July 8, 2012.

Global ending stocks continue to increase to 94.34 million 480-bales vs 85.58 million 480-bales for 2012-2013 season. Stock to use ratio is estimated at 86.4% base on USDA figures. 62.3% of final stocks continue to be in the hands of the major importer, China.

Rice:

The FOB average price for high-quality milled rice in the South American market was $600 per ton during 2Q13, compared to an average of $540 in 2Q12 and $600 in 1Q13.

Thai price stands at USD 470/ton FOB 5% broken. Even though these prices have decreased by more then $100 compared to the prior year, they are still $60 over present Vietnamese prices and $30 above Indian

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2Q13

prices. The Thai Commerce Department has now lowered the intervention price from Baht 15,000/ton (USD 490/ton) to Baht 13,500/ton (USD 440/ton). In the meantime, the Thai Government will begin to hold monthly auctions for the sale of their stocks locally and abroad in order to accelerate the release of its stockpiles.

In India the positive progress of the monsoon continues, as the rainfall has come early and has been bountiful for the planting season. USDA now projects a Kharif crop of around 87 MMT (paddy basis) which should support an annual crop of 100 MM tons and perhaps even higher. So far during the first half of 2013, exports have totaled around 5 MM tons, which should come close to matching the record exports during 2012. There is no reason to believe 2014 will be any different.

In Vietnam the market is in a stage that we would refer to as a bridge crop. There are still plentiful old crop stock remaining, as sources tell that the Vietnamese Food Association ("VFA") figure of 3.5 MM tons of exports during the first half of 2013 is at least slightly overstated. However the VFA contends that annual exports will reach their projection of 7.5 MM tons. Price stands at USD 410/ton and has recently firmed primarily due to large scale border trading with China. However Vietnam has maintained its position as the cheapest of the three biggest Asian sellers.

Sugar and Ethanol:

The 2013/2014 harvest in Brazil started slower than anticipated and was disrupted in June by above average rainfall. According to UNICA, by the end of June, accumulated crushing lagged behind the 2010/2011 harvest (when Brazil crushed a record 556 MM tons) by 35 MM tons. However, when compared to last year's figures, crushing is 52 MM tons higher, reaching 181 MM tons. The main change year-on-year occurred in TRS diverted to sugar, which dropped from almost 47% to close to 42%, highlighting the fact that ethanol prices were more profitable than sugar. The #11 contract fell 7.2% in Q213 at ICE as a result of the increase in sugar stocks after three consecutive world surplus years. The Real currency devaluation of about 10% in the quarter was not enough to shift the mills production mix from ethanol to sugar yet.

In order to improve the sector's profitability and potential return on investments, the Brazilian government waived the 120 BRL/m³ PIS/COFINS tax on ethanol on May 8th. In the quarter, ESALQ net ethanol prices fell 3.3% for hydrous and 1.6% for anhydrous, but due to the slower production pace in June caused by excess rains, hydrous prices found support at the end of May at a minimum level of 1,235 BRL/m³ and rebounded throughout the month of June/July to 1,320 BRL/m³. Hydrous ethanol consumption is increasing month-on-month with the parity against gasoline falling below the 70% threshold in SP since the middle of May. Despite the economic advantage of hydrous in São Paulo, Mato Grosso, Goiás and Paraná States, anhydrous sales grew faster than hydrous largely as a result of the increase in the blending ratio in May 1st from 20% to 25% as well as large volumes being transferred to cover the North-Northeast of Brazil during their off-season. The window for Brazilian ethanol exports to the US and Asia opened during Q2 and has resulted in a total of 1.1 MM m³ exported during the 1st half of 2013, according to Secex.

Regarding other countries, the 2nd quarter was marked by above expected sugar production in Mexico and United States. Monsoons are developing well in India, above historical average, reducing the weather risk for their 2013/2014 sugar production. The same is true in Europe and Russia, where weather is helping

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beet development, but lower international sugar prices caused farmers to switch part of the area to other crops. The next months will be marked by the peak of harvest in Brazil, which will depend on dry weather to reach the numbers forecasted by the UNICA of 589.6 MM tons of cane. Any wetter-than-normal winter in Brazil or a disruption in the tail of the monsoons precipitation in Asia may lead to a reduction surplus and allow for some relief in the market.

Segment Information—Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss)

We define Adjusted EBITDA for each of our profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets and adjusted by profit from discontinued operations.

We define Adjusted EBIT for each of our operating from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets and adjusted by profit from discontinued operations. We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

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2Q13

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q13

$ thousands	Crops	Rice	Dairy	Coffee	Cattle	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	157	25,660	-	-	968	26,785	82,605	-	-	109,390
Cost of manufactured products sold and services rendered	-	(21,396)	-	-	(23)	(21,419)	(48,207)	-	-	(69,626)
Gross Profit from Manufacturing Activities	157	4,264	-	-	945	**5,366**	**34,398**	-	-	**39,764**
Sales of agricultural produce and biological assets	75,037	217	7,860	-	142	83,256	-	-	-	83,256
Cost of agricultural produce and biological assets	(75,037)	(217)	(7,860)	-	(142)	(83,256)	-	-	-	(83,256)
Initial recog. and changes in FV of BA and agricultural produce	5,703	(244)	1,772	3,964	91	11,286	(29,210)	-	-	(17,924)
Gain from changes in NRV of agricultural produce after harvest	3,037	-	-	102	-	3,139	-	-	-	3,139
Gross Profit from Agricultural Activities	8,740	(244)	1,772	4,066	91	**14,425**	**(29,210)**	-	-	**(14,785)**
Margin Before Operating Expenses	8,897	4,020	1,772	4,066	1,036	**19,791**	**5,188**	-	-	**24,979**
General and administrative expenses	(1,120)	(1,181)	(261)	(275)		(2,837)	(6,312)	-	(5,573)	(14,722)
Selling expenses	(1,554)	(4,147)	(124)	(357)	(28)	(6,210)	(11,515)	-	(141)	(17,866)
Other operating income, net	1,432	96	(3)	(491)	(10)	1,024	(1,119)	6,919	113	6,937
Share of gain/(loss) of joint ventures	(36)	-	-	-	-	(36)	-	-	-	(36)
Profit from Operations Before Financing and Taxation	7,619	(1,212)	1,384	2,943	998	**11,732**	**(13,758)**	**6,919**	**(5,601)**	**(708)**
Profit from discontinued operations	-	-	2,469	-	-	2,469	-	-	-	2,469
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	83	(2,109)	-	(2,026)	18,319	-	-	16,293
Adjusted EBIT	7,619	(1,212)	3,936	834	998	**12,175**	**4,561**	**6,919**	**(5,601)**	**18,054**
(-) Depreciation PPE	554	1,240	261	37	23	2,115	21,280	-	-	23,395
Adjusted EBITDA	8,173	28	4,197	871	1,021	**14,290**	**25,841**	**6,919**	**(5,601)**	**41,449**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**41,449**
(+) Initial recog. and changes in F.V. of BA (unrealized)										(16,293)
(+) Depreciation PPE										(23,395)
(+) Financial result, net										(42,329)
(+) Income Tax (Charge)/Benefit										13,711
Profit/(Loss) for the Period										**(26,857)**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q12

$ thousands	Crops	Rice	Dairy	Coffee	Cattle	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	177	20,193	-	-	1,235	21,605	56,736	-	-	78,341
Cost of manufactured products sold and services rendered	-	(16,671)	-	-	(92)	(16,763)	(45,280)	-	-	(62,043)
Gross Profit from Manufacturing Activities	177	3,522	-	-	1,143	**4,842**	**11,456**	-	-	**16,298**
Sales of agricultural produce and biological assets	71,542	71	4,604	366	197	76,780	-	-	-	76,780
Cost of agricultural produce and biological assets	(71,542)	(71)	(4,604)	(366)	(197)	(76,780)	-	-	-	(76,780)
Initial recog. and changes in FV of BA and agricultural produce	7,235	(2,150)	(431)	3,547	(15)	8,186	(16,978)	-	-	(8,792)
Gain from changes in NRV of agricultural produce after harvest	6,712	-	-	232	-	6,944	-	-	-	6,944
Gross Profit from Agricultural Activities	13,947	(2,150)	(431)	3,779	(15)	**15,130**	**(16,978)**	-	-	**(1,848)**
Margin Before Operating Expenses	14,124	1,372	(431)	3,779	1,128	**19,972**	**(5,522)**	-	-	**14,450**
General and administrative expenses	(1,047)	(1,081)	(219)	(253)	(7)	(2,607)	(6,173)	-	(6,185)	(14,965)
Selling expenses	(1,739)	(3,518)	(55)	(62)	(10)	(5,384)	(7,307)	-	(26)	(12,717)
Other operating income, net	(528)	185	-	261	1	(81)	8,283	7,963	(109)	16,056
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	-	-
Profit from Operations Before Financing and Taxation	10,810	(3,042)	(705)	3,725	1,112	**11,900**	**(10,719)**	**7,963**	**(6,320)**	**2,824**
Profit from discontinued operations	-	-	(851)	-	-	(851)	-	-	-	(851)
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	644	1,009	-	1,653	8,621	-	-	10,274
Adjusted EBIT	10,810	(3,042)	(912)	4,734	1,112	12,702	(2,098)	7,963	**(6,320)**	12,247
(-) Depreciation PPE	450	1,020	216	150	47	1,883	15,622	-	-	17,505
Adjusted EBITDA	11,260	(2,022)	(696)	4,884	1,159	14,585	13,524	7,963	**(6,320)**	**29,752**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**29,752**
(+) Initial recog. and changes in F.V. of BA (unrealized)										(10,274)
(+) Depreciation PPE										(17,505)
(+) Financial result, net										(27,411)
(+) Income Tax (Charge)/Benefit										10,560
Profit/(Loss) for the Period										**(14,878)**

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adecoagro

2Q13

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 6M13

$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	342	52,167	-	-	1,864	54,373	125,048	-	-	179,421
Cost of manufactured products sold and services rendered	-	(45,217)	-	-	(48)	(45,265)	(74,041)	-	-	(119,306)
Gross Profit from Manufacturing Activities	342	6,950	-	-	1,816	**9,108**	**51,007**	-	-	**60,115**
Sales of agricultural produce and biological assets	102,595	1,243	14,244	439	417	118,938	-	-	-	118,938
Cost of agricultural produce and biological assets	(102,595)	(1,243)	(14,244)	(439)	(417)	(118,938)	-	-	-	(118,938)
Initial recog. and changes in FV of BA and agricultural produce	17,754	5,473	2,730	(6,983)	46	19,020	(34,908)	-	-	(15,888)
Gain from changes in NRV of agricultural produce after harvest	4,417	-	-	121	-	4,538	-	-	-	4,538
Gross Profit from Agricultural Activities	22,171	5,473	2,730	(6,862)	46	**23,558**	**(34,908)**	-	-	**(11,350)**
Margin Before Operating Expenses	22,513	12,423	2,730	(6,862)	1,862	**32,666**	**16,099**	-	-	**48,765**
General and administrative expenses	(2,106)	(2,390)	(536)	(556)	-	(5,588)	(10,358)	-	(10,114)	(26,060)
Selling expenses	(2,646)	(8,246)	(206)	(402)	(38)	(11,538)	(16,612)	-	(159)	(28,309)
Other operating income, net	4,028	274	39	(303)	(10)	4,028	9,051	6,919	56	20,054
Share of gain/(loss) of joint ventures	(36)	-		-	-	(36)	-	-	-	(36)
Profit from Operations Before Financing and Taxation	21,753	2,061	2,027	(8,123)	1,814	**19,532**	**(1,820)**	**6,919**	**(10,217)**	**14,414**
Profit from discontinued operations	-	-	1,767	-	-	1,767	-	-	-	1,767
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	98	7,277	-	7,375	17,827	-	-	25,202
Adjusted EBIT	21,753	2,061	3,892	(846)	1,814	**28,674**	**16,007**	**6,919**	**(10,217)**	**41,383**
(-) Depreciation PPE	1,118	2,534	535	143	48	4,378	24,701	-	-	29,079
Adjusted EBITDA	22,871	4,595	4,427	(703)	1,862	**33,052**	**40,708**	6,919	**(10,217)**	**70,462**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**70,462**
(+) Initial recog. and changes in F.V. of BA (unrealized)										(25,202)
(+) Depreciation PPE										(29,079)
(+) Financial result, net										(52,867)
(+) Income Tax (Charge)/Benefit										12,339
Profit/(Loss) for the Period										**(24,347)**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 6M12

$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	417	40,445	-	-	2,406	43,268	100,193	-	-	143,461
Cost of manufactured products sold and services rendered	-	(35,654)	-	-	(134)	(35,788)	(80,057)	-	-	(115,845)
Gross Profit from Manufacturing Activities	417	4,791	-	-	2,272	**7,480**	**20,136**	-	-	**27,616**
Sales of agricultural produce and biological assets	107,296	76	9,319	827	277	117,795	189	-	-	117,984
Cost of agricultural produce and biological assets	(107,296)	(76)	(9,319)	(827)	(277)	(117,795)	(189)	-	-	(117,984)
Initial recog. and changes in FV of BA and agricultural produce	22,004	1,439	(78)	(687)	(89)	22,589	(4,272)	-	-	18,317
Gain from changes in NRV of agricultural produce after harvest	9,688	-	-	205	-	9,893	-	-	-	9,893
Gross Profit from Agricultural Activities	31,692	1,439	(78)	(482)	(89)	**32,482**	**(4,272)**	-	-	**28,210**
Margin Before Operating Expenses	32,109	6,230	(78)	(482)	2,183	**39,962**	**15,864**	-	-	**55,826**
General and administrative expenses	(2,130)	(2,113)	(434)	(484)	(24)	(5,185)	(10,833)	-	(12,153)	(28,171)
Selling expenses	(2,980)	(7,766)	(119)	(139)	(19)	(11,023)	(12,738)	-	(36)	(23,797)
Other operating income, net	(4,666)	467	-	2,179	(11)	(2,031)	2,673	7,963	(244)	8,361
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	-	-
Profit from Operations Before Financing and Taxation	22,333	(3,182)	(631)	1,074	2,129	**21,723**	**(5,034)**	**7,963**	**(12,433)**	**12,219**
Profit from discontinued operations	-	-	(1,084)	-	-	(1,084)	-	-	-	(1,084)
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	803	2,097	-	2,900	(3,873)	-	-	(973)
Adjusted EBIT	22,333	(3,182)	(912)	3,171	2,129	**23,539**	**(8,907)**	**7,963**	**(12,433)**	**10,162**
(-) Depreciation PPE	884	1,995	428	306	106	3,719	17,685	-	-	21,404
Adjusted EBITDA	23,217	(1,187)	(484)	3,477	2,235	**27,258**	**8,778**	7,963	**(12,433)**	**31,566**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**31,566**
(+) Initial recog. and changes in F.V. of BA (unrealized)										973
(+) Depreciation PPE										(21,404)
(+) Financial result, net										(31,630)
(+) Income Tax (Charge)/Benefit										6,875
Profit/(Loss) for the Period										**(13,620)**

26

adecoagro

2Q13

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Income

Statement of Income						
$ thousands	2Q13	2Q12	Chg %	6M13	6M12	Chg %
Sales of manufactured products and services rendered	109,390	78,341	39.6%	179,421	143,461	25.1%
Cost of manufactured products sold and services rendered	(69,626)	(62,043)	12.2%	(119,306)	(115,845)	3.0%
Gross Profit from Manufacturing Activities	**39,764**	**16,298**	**144.0%**	**60,115**	**27,616**	**117.7%**
Sales of agricultural produce and biological assets	83,256	76,780	8.4%	118,938	117,984	0.8%
Cost of agricultural produce sold and direct agricultural selling expenses	(83,256)	(76,780)	8.4%	(118,938)	(117,984)	0.8%
Initial recognition and changes in fair value of biological assets and agricultural produce	(17,924)	(8,792)	103.9%	(15,888)	18,317	- %
Changes in net realizable value of agricultural produce after harvest	3,139	6,944	(54.8%)	4,538	9,893	(54.1%)
Gross Profit/(Loss) from Agricultural Activities	**(14,785)**	**(1,848)**	**700.1%**	**(11,350)**	**28,210**	**- %**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**24,979**	**14,450**	**72.9%**	**48,765**	**55,826**	**(12.6%)**
General and administrative expenses	(14,722)	(14,965)	(1.6%)	(26,060)	(28,171)	(7.5%)
Selling expenses	(17,866)	(12,717)	40.5%	(28,309)	(23,797)	19.0%
Other operating income/(loss), net	6,937	16,056	(56.8%)	20,054	8,361	139.9%
Share of (loss)/benefit of joint ventures	(36)	-	- %	(36)	-	- %
Gain/(Loss) from Operations Before Financing and Taxation	**(708)**	**2,824**	**- %**	**14,414**	**12,219**	**18.0%**
Finance income	(406)	1,390	- %	3,442	6,970	(50.6%)
Finance costs	(41,923)	(28,801)	45.6%	(56,309)	(38,600)	45.9%
Financial results, net	(42,329)	(27,411)	54.4%	(52,867)	(31,630)	67.1%
Gain/(Loss) Before Income Tax	**(43,037)**	**(24,587)**	**75.0%**	**(38,453)**	**(19,411)**	**98.1%**
Income tax (charge)/benefit	13,711	10,560	29.8%	12,339	6,875	79.5%
Gain/(Loss) for the period from continuing operations	**(29,326)**	**(14,027)**	**109.1%**	**(26,114)**	**(12,536)**	**108.3%**
Gain/(Loss) for the period from discontinued operations	2,469	(851)	- %	1,767	(1,084)	- %
Gain/(Loss) for the period	**(26,857)**	**(14,878)**	**80.5%**	**(24,347)**	**(13,620)**	**78.8%**

27

adecoagro
2Q13

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cash Flows			
$ thousands	6M13	6M12	Chg %
Cash flows from operating activities:			
Gain/(Loss) for the period	(24,347)	(13,620)	78.8%
Adjustments for:			
Income tax benefit	(12,339)	(6,875)	79.5%
Depreciation	28,902	21,233	36.1%
Amortization	177	171	3.5%
Gain from disposal of farmland and other assets	(5,082)	-	- %
Gain from disposal of other property items	(495)	385	- %
Gain from disposal of subsidiary	(2,119)	(7,963)	(73.4%)
Equity settled shared-based compensation granted	1,911	1,868	2.3%
(Gain)/Loss from derivative financial instruments and forwards	1,162	9,682	(88.0%)
Interest and other expense, net	21,407	6,676	220.7%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	19,617	(8,310)	- %
Changes in net realizable value of agricultural produce after harvest (unrealized)	(1,640)	(1,316)	24.6%
Provision and allowances	377	(432)	- %
Share of loss from joint venture	36	1,084	(96.7%)
Foreign exchange gains, net	16,713	13,271	25.9%
Gain for the period from discontinued operations	(1,767)	-	- %
Subtotal	**42,513**	**15,854**	**168.2%**
Changes in operating assets and liabilities:			
(Increase)/decrease in trade and other receivables	(31,425)	(27,109)	15.9%
(Increase)/decrease in inventories	(29,303)	(21,457)	36.6%
Decrease in biological assets	61,820	32,191	92.0%
(Increase)/Decrease in other assets	143	11	1,200.0%
(Decrease)/increase in derivative financial instruments	5,913	6,318	(6.4%)
Increase/(decrease) in trade and other payables	(12,594)	7,287	- %
Increase in payroll and social security liabilities	1,579	2,785	(43.3%)
Increase in provisions for other liabilities	(239)	(18)	1,227.8%
Net cash generated from operting activities before interest and taxes paid	**38,407**	**15,862**	**142.1%**
Income tax paid	(187)	(2,542)	(92.6%)
Net cash generated from/(used in) operating activities	**38,220**	**13,320**	**186.9%**
Cash flows from investing activities:			
Purchases of property, plant and equipment	(76,795)	(120,651)	(36.3%)
Purchases of intangible assets	(844)	(59)	1,330.5%
Purchase of cattle and planting cost of non current biological assets	(48,774)	(41,336)	18.0%
Interest received	3,279	6,200	(47.1%)
Payment of seller financing arising on subsidiares acquired	-	(6,807)	- %
Investments in joint ventures	(4,164)	(3,000)	38.8%
Proceeds from sale of farmlands	3,018	-	- %
Proceeds from sale of property, plant and equipment	2,179	460	373.7%
Proceeds from disposal of subsidiaries	12,843	-	- %
Proceeds from disposal of financial assets	4,924	-	- %
Other incomes	5,100	-	- %
Net cash used in investing activities	**(99,234)**	**(165,193)**	**(39.9%)**
Cash flows from financing activities:			
Proceeds from equity settled share-based compensation exercised	-	218	- %
Proceeds from long-term borrowings	110,191	44,380	148.3%
Payment of long-term borrowings	(41,022)	(12,587)	225.9%
Net increase in short-term borrowings	2,756	42,384	(93.5%)
Interest Paid	(14,540)	(11,553)	25.9%
Net cash generated from financing activities	**57,385**	**62,842**	**(8.7%)**
Net decrease in cash and cash equivalents	**(3,629)**	**(89,031)**	**(95.9%)**
Cash and cash equivalents at beginning of year	218,809	330,546	(33.8%)
Effect of exchange rate changes on cash and cash equivalents	(11,160)	(7,772)	43.6%
Cash and cash equivalents at end of period	**204,020**	**233,743**	**(12.7%)**

28

2Q13

Condensed Consolidated Interim Balance sheet

Statement of Financial Position

$ thousands June 30, 2013 December 31, 2012 Chg %

ASSETS

Non-Current Assets

Property, plant and equipment, net 855,486 880,897 (2.9%)

Investment property 14,186 15,542 (8.7%)

Intangible assets, net 30,891 32,880 (6.0%)

Biological assets 223,001 224,966 (0.9%)

Investments in joint ventures 4,060 2,613 55.4%

Financial assets — 11,878 —%

Deferred income tax assets 42,961 35,391 21.4%

Trade and other receivables, net 61,465 44,030 39.6%

Other assets 1,251 1,398 (10.5%)

Total Non-Current Assets 1,233,301 1,249,595 (1.3%)

Current Assets

Biological assets 17,994 73,170 (75.4%)

Inventories 119,879 95,321 25.8%

Trade and other receivables, net 145,786 135,848 7.3%

Derivative financial instruments 7,189 5,212 37.9%

Cash and cash equivalents 204,020 218,809 (6.8%)

Total Current Assets 494,868 528,360 (6.3%)

Assets classified as held for sale 17,691 ——%

TOTAL ASSETS 1,745,860 1,777,955 (1.8%)

SHAREHOLDERS’ EQUITY

Capital and reserves attributable to equity holders

of the parent

Share capital 183,573 183,331 0.1%

Share premium 943,053 940,332 0.3%

Cumulative translation adjustment (248,898) (182,929) 36.1%

Equity-settled compensation 16,589 17,952 (7.6%)

Other reserves (164) (349) (53.0%)

Treasury stock (1) (6) (83.3%)

Retained earnings 43,431 67,647 (35.8%)

Equity attributable to equity holders of the parent 937,583 1,025,978 (8.6%)

Non controlling interest 53 65 (18.5%)

TOTAL SHAREHOLDERS’ EQUITY 937,636 1,026,043 (8.6%)

LIABILITIES

Non-Current Liabilities

Trade and other payables 3,995 4,575 (12.7%)

Borrowings 405,201 354,249 14.4%

Deferred income tax liabilities 66,789 75,389 (11.4%)

Payroll and social liabilities 1,343 1,512 (11.2%)

Provisions for other liabilities 1,872 1,892 (1.1%)

Total Non-Current Liabilities 479,200 437,617 9.5%

Current Liabilities

Trade and other payables 75,595 99,685 (24.2%)

Current income tax liabilities 432 187 131.0%

Payroll and social liabilities 24,329 22,948 6.0%

Borrowings 200,569 184,884 8.5%

Derivative financial instruments 14,804 5,751 157.4%

Provisions for other liabilities 890 840 6.0%

Total Current Liabilities 316,619 314,295 0.7%

Liabilities classified as held for sale 12,405 ——%

TOTAL LIABILITIES 808,224 751,912 7.5%

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES 1,745,860 1,777,955 (1.8%)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes

Title:	Chief Financial Officer and Chief Accounting Officer

Date: August 14, 2013